
July 9, 2024

Sally Outlaw
Chief Executive Officer
Worthy Wealth, Inc.
11175 Cicero Drive, Suite 100
Alpharetta, Georgia 30022

> **Re: Worthy Wealth, Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed June 6, 2024**
> **File No. 024-12388**

Dear Sally Outlaw:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amended Offering Statement on Form 1-A

Cover Page

1. We partially reissue prior comment 2. Please reconcile the cover page revisions indicating no minimum to the offering with the disclosure on page 13 that continues to reference the need to raise at least $10 million within 12 months in order to complete the acquisition. Such disclosure references the prior minimum requirement and is inconsistent with the disclosure elsewhere in the filing, which does not set a time limit to raise the money to complete the acquisition. To the extent there is a time period by which the $10 million must be paid, please clearly disclose throughout the offering circular.

2. Please disclose prominently on the cover page and elsewhere in your offering statement that unless you raise at least $10,000,000 in this Offering you may not be able to close the Acquisition.

Risk Factors

The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, page 20

3.	Refer to prior comment 3. Please further expand your disclosure in this risk factor to address the risks relating to the failure to file offering statement supplements when required, including clear disclosure of any prior failures of the WPB and WPB2 to file such supplements.

Use of Proceeds, page 25

4.	We note your revisions in response to prior comment 1. Please further revise your disclosure in this section to address the use of proceeds in the event you do not raise at least $10,000,000. Your disclosure should clarify the principal reasons for the offering in the event you do not raise sufficient funds to consummate the acquisitions. Refer to Item 504 of Regulation S-K.

Managements Discussion and Analysis of Financial Condition and Results of Operations Liquidity and capital resources, page 40

5.	Please revise your liquidity discussion to quantify the cash that you will need to complete your planned acquisition, and discuss how you plan to address this if you are unable to raise sufficient funds through the offering.

Exhibits

6.	We note your removal of the identification of TAG Financial Institutions Group, LLC as the third party who provided the fairness opinion in response to prior comment 11. Please identify TAG and provide the requested consent as previously requested. Refer to Section 11(a)(ii) of Item 17 pf Part III of Form 1-A for guidance.

7.	We note that you state KoreConX will be engaged as the transfer agent. However, the agreement filed as Exhibit 1.3 appears to be more than a transfer agent agreement and includes references to an all-in-one platform. Please provide clear disclosure of all services to be provided by KoreConX.

	Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

			Sincerely,

			Division of Corporation Finance
			Office of Real Estate & Construction

cc:	Frank Borger Gilligan, Esq.